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                                   Filed by Inverness Medical Innovations, Inc.

                                   Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

                                   Subject Company: Ostex International, Inc.
                                   Commission File No.:  0-25250

Contact:
Doug Guarino                                    Thomas A. Bologna
Director of Corporate Relations of Inverness    Chairman, President & CEO, Ostex

Duane James                                     Cassie R. Vlk
Vice President of Finance, Inverness            Director of Investor Relations,
781-647-3900                                    Ostex
                                                206-292-8082


                        INVERNESS MEDICAL INNOVATIONS AND
                    OSTEX INTERNATIONAL PROVIDE MERGER UPDATE

                        -------------------------------


WALTHAM, MA and SEATTLE, WA -- January 2, 2003 -- Inverness Medical Innovations, Inc. (Amex: IMA), a leading provider of women's health and nutritional products and developer of advanced medical device technologies, and Ostex International, Inc. (Nasdaq NM: OSTX), a developer and marketer of tests based on proprietary technologies for the management of osteoporosis, are updating the status of their proposed transaction. Inverness has informed Ostex that Inverness has not been able to obtain the required consent of its lenders to the proposed merger of Ostex with a subsidiary of Inverness and that changes to the terms of the existing merger agreement may increase the likelihood of obtaining such consent. As a result, Inverness and Ostex are discussing possible changes to the terms of the merger agreement entered into on September 6, 2002, including a reduction in the consideration to be paid by Inverness under the existing merger agreement.

There can be no assurance that Inverness and Ostex will sign an amendment to the existing merger agreement or that, even if they do, Inverness' lenders will give their consent to the proposed merger. Inverness and Ostex do not plan to make any further announcements concerning the merger unless and until they sign an amendment or the merger agreement is terminated.

OSTEX INTERNATIONAL, develops and commercializes disease management products for the treatment and prevention of osteoporosis and other collagen-related diseases.


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Ostex is the exclusive licensee of core collagen telopeptide technology and has a strong intellectual property position. Ostex is headquartered in Seattle, WA.

INVERNESS MEDICAL INNOVATIONS manufactures and sells products for the women's health market, and is engaged in the business of developing, acquiring, manufacturing, and marketing advanced medical device technologies. Inverness is presently exploring new opportunities for its proprietary electrochemical and other technologies in a variety of consumer-oriented applications including immuno-diagnostics with a focus on women's health and cardiology. Inverness' women's health and nutritional products are distributed to consumers through established retail distribution networks such as Wal-Mart, Walgreens and CVS. Inverness is headquartered in Waltham, MA.

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements about the proposed merger and potential product development and market opportunities. Actual results may differ materially due to numerous factors, including without limitation, the ability to satisfy the conditions to the consummation of the proposed merger, the timing and content of the approvals and consents, including consents of Inverness' lenders, necessary to consummate the proposed merger, conditions in the capital markets in general and the healthcare capital markets specifically which may affect potential financing sources for the development of Inverness' and/or Ostex' business, the effect of any operational and financial covenants contained within the terms of any additional borrowings obtained prior to consummation of the proposed merger, the effect of domestic and foreign healthcare regulatory efforts, technological advancements and patents attained by competitors, demand for and the potential market acceptance of Ostex' and Inverness' current or future products, the intensely competitive environment in Inverness' and Ostex' markets which could reduce market share or limit the ability to increase market share, the efficacy and safety of products, the content and timing of submissions to and decisions by regulatory authorities both in the United States and abroad, the ability to manufacture sufficient quantities of product for development and commercialization activities, the ability to successfully develop and commercialize products, and the risks and uncertainties described in Inverness' and Ostex' respective current and periodic reports filed with the Securities and Exchange Commission under the federal securities laws including Inverness' and Ostex' Annual Reports on Form 10-K/A and Form 10-K, respectively, for the year-ended December 31, 2001 and Inverness' and Ostex' respective Quarterly Reports on Form 10-Q for the quarter ended September 30, 2002. Neither Inverness nor Ostex undertakes any obligation to update any forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Inverness Medical Innovations and Ostex International have filed documents concerning the proposed merger with the Securities and Exchange Commission including a registration statement on Form S-4 (file no. 333-101078) containing a prospectus/proxy statement. WE URGE INVESTORS TO READ THE DOCUMENTS FILED AND TO BE FILED BY INVERNESS AND OSTEX, INCLUDING MOST PARTICULARLY THE DEFINITIVE PROSPECTUS/PROXY STATEMENT ONCE IT BECOMES AVAILABLE,


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BECAUSE THESE DOCUMENTS CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION.
Investors may obtain the prospectus/proxy statement and other documents that have or will be filed by Inverness and Ostex with the SEC free of charge at the SEC's website, (http://www.sec.gov) or by directing a request to Inverness Medical Innovations, Inc., 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453, Attn: Corporate Secretary, telephone (781) 647-3900 or Ostex International, Inc., 2203 Airport Way South, Suite 400, Seattle, Washington 98134, Attn: Corporate Secretary, telephone (206) 292-8082.

Ostex and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Ostex and their ownership of Ostex common stock is set forth in the proxy statement for Ostex' 2002 annual meeting of shareholders as filed with the SEC on March 28, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.